United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 000-51152
(Check One): ☐ Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☑ Form 10-Q ☐ Form N-SAR
          For Period Ended: June 30, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART 1: REGISTRANT INFORMATION
Full Name of Registrant: Digital Ecosystems Corp.
Former Name If Applicable: N/A
Address of Principal Executive Office (street and number): 1875 Lawrence Street, Suite 1400
City, State and Zip Code: Denver, Colorado 80202

PART 11: RULE 12b-25 (b) AND (c)
PART III: NARRATIVE
PART IV: OTHER INFORMATION

PART 11: RULE 12b-25 (b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

/X/	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25c has been attached if applicable.
PART III: NARRATIVE
          State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
          Registrant is unable to complete its report on Form 10-QSB within the prescribed time without unreasonable effort or expense due to, among other things, delays caused by time demands from Registrant’s recent activities. Accordingly, Registrant needs the extension of time to complete its report on Form 10-QSB.
PART IV: OTHER INFORMATION
          (1) Name and telephone number of person to contact in regard to this notification.

Kelly H. Nelson	801	363-8303
(Name)	(Area Code)	(Telephone Number)
          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No
          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
DIGITAL ECOSYSTEMS CORP.
Name of Registrant as Specified in Charter
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006		/s/ Kelly H. Nelson
	By:	Kelly H. Nelson, Chief Executive Officer

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